United States securities and exchange commission logo





                                October 11, 2022

       Chris Chang
       Chief Executive Officer
       ConneXionONE Corp.
       39899 Balentine Drive
       Suite 200
       Newark, CA 94560

                                                        Re: ConneXionONE Corp.
                                                            Amendment No. 2 to
Form 10-12G
                                                            Filed October 3,
2022
                                                            File No. 000-50075

       Dear Chris Chang:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 2 to Form 10-12G

       Introductory Comment, page 3

   1. We note you disclose that you plan to issue preferred shares in an acquisition or merger and plan to rely on an
exemption from Rule 419. Please expand your disclosure to discuss the current status of
any negotiations or discussions regarding a potential acquisition or merger.
       Market Price and Dividends on the Registrant's Common Equity and Related Stockholder
       Matters, page 25

   2. We note your revised disclosure in response to prior comment 3 and reissue the comment in part. Please revise
your filing to clearly state that there is no established public trading market for your shares.
Refer to Item 201(a)(1)(iii) of Regulation S-K. In addition, please
 Chris Chang
ConneXionONE Corp.
October 11, 2022
Page 2
         revise your disclosure here and throughout your registration statement to reflect that your securities are "quoted" rather than traded or listed on the OTC Markets platform.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Gus Rodriguez,
Accounting Branch Chief, at (202) 551-3752 if you have questions regarding the financial statements and related matters. You may contact Cheryl Brown, Staff Attorney, at (202) 551-
3905 or Karina Dorin, Staff Attorney, at (202) 551-3763 with any other questions.



FirstName LastNameChris Chang                                  Sincerely,
Comapany NameConneXionONE Corp.
                                                               Division of
Corporation Finance
October 11, 2022 Page 2                                        Office of Energy
& Transportation
FirstName LastName